Filed by Intuit Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies: Intuit Inc. and Credit Karma, Inc.

This filing relates to a proposed business combination involving

Intuit Inc. and Credit Karma, Inc.

(Subject Company Commission File No.: 000-21180)

Q2 2020 Intuit Inc Earnings and Agreement to Acquire Credit Karma Call

MOUNTAIN VIEW Feb 24, 2020 (Thomson StreetEvents) — Preliminary Transcript of Intuit Inc. earnings conference call or presentation Monday, February 24, 2020 at 9:30:00pm GMT

CORPORATE PARTICIPANTS

Kim Watkins, Intuit Inc. - Director, IR

Michelle M. Clatterbuck, Intuit Inc. - Executive VP & CFO Sasan K. Goodarzi, Intuit Inc. - CEO, President & Director

Ken Lin, Credit Karma, Inc. - CEO and Founder

CONFERENCE CALL PARTICIPANTS

Brad Alan Zelnick, Credit Suisse AG, Research Division - MD

Christopher David Merwin, Goldman Sachs Group Inc., Research Division - Research Analyst Daniel William Jester, Citigroup Inc, Research Division - VP

Hoi-Fung Wong, Guggenheim Securities, LLC, Research Division - Senior Analyst Jackson Edmund Ader, JP Morgan Chase & Co, Research Division - Analyst

Josh J. Beck, KeyBanc Capital Markets Inc., Research Division - Senior Research Analyst

Kartik Mehta, Northcoast Research Partners, LLC - Executive MD, Director of Research, Principal & Equity Research Analyst

Kasthuri Gopalan Rangan, BofA Merrill Lynch, Research Division - MD and Head of Software Keith Weiss, Morgan Stanley, Research Division - Equity Analyst

Matthew Charles Pfau, William Blair & Company L.L.C., Research Division - Analyst Michael James Turrin, Wells Fargo Securities, LLC, Research Division - Senior Analyst Robert Edward Simmons, RBC Capital Markets, Research Division - Assistant VP

Scott Andrew Schneeberger, Oppenheimer & Co. Inc., Research Division - MD and Senior Analyst Stewart Kirk Materne, Evercore ISI Institutional Equities, Research Division - Senior MD & Fundamental Research Analyst

PRESENTATION

Operator

Good afternoon. My name is Latif, and I will be your conference facilitator. At this time, I would like to welcome everyone to Intuit’s Second Quarter Fiscal Year 2020 conference call. (Operator Instructions)

With that, I’ll now turn the call over to Kim Watkins, Intuit’s Vice President of Investor Relations. Ms. Watkins?

Kim Watkins, Intuit Inc. - Director, IR

Thanks, Latif. Good afternoon, and welcome to Intuit’s Second Quarter Fiscal 2020 Conference Call. I’m here with Intuit’s CEO, Sasan Goodarzi; and Michelle Clatterbuck, our CFO. We are also joined by Ken Lin, Founder and CEO of Credit Karma.

Before we start, I’d like to remind everyone that our remarks will include forward-looking statements. There are a number of factors that could cause Intuit’s results to differ materially from our expectations. You can learn more about these risks in the press release we issued earlier this afternoon, our Form 10-K for fiscal 2019 and our other SEC filings. All of those documents are available on the Investor Relations page of Intuit’s website at intuit.com. We assume no obligation to update any forward-looking statement.

Some of the numbers in these remarks are presented on a non-GAAP basis. We’ve reconciled the comparable GAAP and non-GAAP numbers in today’s press release. Unless otherwise noted, all growth rates refer to the current period versus the comparable prior year period and the business metrics and associated growth rates refer to worldwide business metrics. A copy of our prepared remarks and supplemental financial information will be available on our website after this call ends.

And with that, I’ll turn it over to Sasan.

Sasan K. Goodarzi, Intuit Inc. - CEO, President & Director

Great. Thanks, Kim, and thanks to all of you for joining us. We posted strong results for the first half of fiscal year 2020. I’m also excited to announce that we reached an agreement to acquire Credit Karma, a pioneer in the financial technology sector, for approximately $7.1 billion. I could not be more enthusiastic about this transformational transaction, and I’m thrilled to welcome the talented Credit Karma team. Ken Lin, the Founder and the CEO of Credit Karma, is with us today to talk about our shared excitement and commitment to 1 simple goal: empowering consumers to make smart decisions about their money. We posted a slide deck on our website containing an overview of the agreement, which provides more details.

Let me start with a quick recap of the quarter. We’re halfway through fiscal year 2020 and continue to see strong momentum across the company, as we make progress on our strategy to become an AI-driven expert platform. Second quarter revenue grew 13% overall, fueled by 17% growth in the Small Business and Self-Employed Group and 8% growth in the Consumer Group. Revenue for the Strategic Partner Group grew 8%. With this strong performance, we remain on track to deliver our full year revenue, operating income and EPS guidance.

Let me remind you of the customer problems that we are addressing. All of our customers are consumers and have a common set of needs. They are all trying to make ends meet, maximize their tax refund, save money and pay off debt.

And those who’ve made the bold decision to become entrepreneurs — and go into business for themselves — have an additional set of needs. They want to find and keep customers, get paid, access capital to grow and ensure their books are right.

To solve our customers’ most pressing problems, we remain focused on becoming an AI-driven expert platform. We’re working to achieve this strategy by pursuing 5 big bets. These include: (1) Revolutionize speed to benefit, so our customers fall in love with the product instantly; (2) connect people to experts to improve confidence; (3) unlock smart money decisions to put more money back in our customers’ pockets; (4) become the center of small business growth by fueling our customers’ growth; and (5) disrupt the small business mid-market with QuickBooks Online Advanced.

Throughout the call, I’ll update you on where we stand on these bets.

With that context, let me start with tax. We are confident in our strategy and are on track to deliver and achieve our full year guidance. As a reminder, there are 4 key drivers of our consumer tax business: The first is total number of returns that are filed with the IRS; the second is the percentage of those returns filed using DIY software; the third is our share within the DIY software category; and the fourth is the average revenue per return. Based on the latest IRS data, the DIY software category is performing better than assisted, and has for more than a decade. As the category leader, we view it as our responsibility to drive category awareness and growth, so we are pleased with this result.

Through February 7, IRS data shows total e-filed returns are up 0.6%, with self-prepared e-files up 3.5% and assisted e-files down 3.7%. Based on what we’re seeing, our share within the DIY category is up year-over-year. We are growing the category and growing our share, which is right where we want to be.

Our strategy for the Consumer Group is to expand our lead in the DIY category, transform the assisted tax preparation category and disrupt consumer finance. This is all in service of helping our customers make ends meet and get the largest tax refund.

Let me share a few examples of how we’re delivering for our customers this season. Within the DIY category, which is $3 billion in TAM, we are delivering enhancements to our premier offering to better serve customers with investments. We are driving faster growth in underpenetrated segments, including Latinx and self-employed. We’re also expanding free eligibility to include all enlisted active duty military and reserves and providing historical tax return access for all customers.

In the assisted category, which is $20 billion in TAM, we continue to make progress with our second bet to connect people to experts with TurboTax Live. We’re working to further increase customer confidence on our platform by enhancing first time use. This season, we improved accessibility to experts by offering customers the option to connect with an expert when they first sign into TurboTax Live to address top of mind questions. We also introduced real-time chat and a floating live help button to make it easier to connect with live help at all stages of the return process. We continue to accelerate the application of AI to create tools for experts to automate repetitive tasks, increase efficiency and drive an even better customer experience.

Beyond tax, we continue to make progress in disrupting consumer finance, which represents $29 billion in TAM. This aligns with our third big bet to unlock smart money decisions. Through our Turbo offering, we’re addressing key customer problems like managing debt, saving money and improving financial health overall.

We are building on last season’s success by expanding the financial marketplace. We’re now live with prequalification partners offering both credit cards and personal loans to help customers save money and to provide partners with more qualified leads. Nearly 25% of our weekly active users have set a credit score, savings or debt related goal in Turbo, and we expect this to drive higher engagement over time.

Acquiring Credit Karma expands our TAM from $29 billion to $57 billion, accelerating our time to market, moving beyond tax, while also developing new ways to monetize our offerings.

Now turning to small business. We delivered another strong quarter in our Small Business and Self-Employed group with online ecosystem revenue growth of 35%, exceeding our target to grow more than 30%. We continue to solve key customer pain points as we execute on our big bets. We remain encouraged with our early results with QuickBooks Live part of our second big bet to connect people to experts, opening access to a $10 billion bookkeeping opportunity. QuickBooks Live solves one of the customer’s biggest needs, confidence and peace of mind, while helping experts grow their business and find new customers.

We’re now also offering set-up help, providing customers with confidence from the moment they subscribe. We’re working to achieve our vision of being the center of small business growth, our fourth big bet by helping our customers get paid faster, manage capital and pay employees with confidence. We introduced a new payroll lineup featuring full-service across all offerings, as well as TSheet integration for time tracking, that’s resulting in customers adopting TSheet at 3x the rate they did prior to launching the integrated offering and a tax penalty free guarantee for select offerings. We also introduced a feature that double checks customers’ overtime calculations, reducing the likelihood of fines and penalties.

We continue to make progress on our fifth big bet, disrupting the mid-market with QuickBooks Online Advanced. Our online offering designed to address the needs of small business customers with 10 to 100 employees. We developed this offering to help us increase retention of larger customers and attract new mid-market customers who are overserved by higher-priced competitive offerings. Approximately 75% of our current QBO Advanced customers have traded up from our existing QBO products, unlocking benefits such as faster invoicing with batch import tools, automation and more customized fields and user permissions.

Now I want to address the very exciting news we announced today to acquire Credit Karma. I have long been an admirer of the company that Ken and his team have built. As we’ve gotten to know each other, Ken and I realized we both share 1 simple goal: empowering consumers to make smart decisions about their money. This combination fits directly with Intuit’s mission and long-term strategy. Our mission is to power prosperity around the world. And our bold goal for 2025 is to double the household savings rate for customers on our platform. This acquisition is a giant step forward in achieving that goal and significantly accelerates execution of our big bet to unlock smart money decisions. This big bet is aimed at helping consumers address the personal finance problems they face today, helping them reduce debt, maximize savings and put more money in their pockets.

Today, many consumers struggle with not knowing or fully understanding where they stand with their finances, and they struggle to make ends meet. Household debt in the United States hit $14.1 trillion, 23 million consumers relied on at least 1 payday loan in 2018 to get faster access to cash. If consumers just have the tools to better understand their financial health and opportunities to improve it, they could unlock billions of dollars of potential savings. For example, understanding the difference and availability of lower cost personal loans versus high cost credit cards could save consumers $20 billion to $40 billion. And Credit Karma estimates that 80% of Americans overpay on car loans to the tune of $37 billion as there’s no way to compare offerings. Consumers want to do better and 60% say they’re trying to improve their credit score, but they need help. We aspire to do more. And Credit Karma is the perfect partner to help us do this. Credit Karma shares our goal of making it simple for consumers to make better decisions with their money through a platform that works like a personalized financial assistant, helping consumers find the right financial products, putting more money in their pockets and providing them with insights and advice.

This platform will provide consumers with transparent access to their critical personal information, including their income, spending and credit history to help them better understand their complete financial picture and use it to their advantage, such as obtaining better interest rates. The result will be a complete financial profile that puts the power in consumers’ hands so they can take the steps necessary to improve their financial health.

Let me tell you what this will look like. To find the right financial products, we will match consumers with preapproved offers on personal loans, home loans, credit cards and insurance. We will put more money in their pockets by connecting them to higher yield savings accounts and faster access to their hard-earned paycheck. We will also provide insights and connect them to experts to help consumers make better decisions about their money and improve their credit score. All of this will be done by leveraging artificial intelligence and connecting consumers to over 100 financial partners on the platform, solving a 2-sided problem. This consumer finance platform offers compelling value for our financial institution partners as we provide efficient access to a broad set of qualified customers.

While consumers strive to be more informed about their finances and want personalized offers from a trusted source financial institutions want high-quality leads and face real challenges matching their products to the right customers. We can help them target their offers based on metrics like verified income and credit history, giving them the ability to reach qualified prospects.

Ken will get into this shortly, but Credit Karma’s history is remarkable. The Credit Karma platform has attracted more than 100 million members, with 88% engagement via mobile among active users and over 1/3 of which are active on the platform each month. The platform has a Net Promoter Score of 69. The company recorded revenue of approximately $1 billion in calendar year 2019, growing 20% year-over-year. Impressively, over 90% of Credit Karma’s annual revenue results are from existing members returning to the platform. Together, we can deliver unprecedented benefits to customers, combining the benefits of scale, trust and data.

Let me turn it over to Ken, Credit Karma Founder and CEO, to share his perspective on the transaction.

Ken Lin, Credit Karma, Inc. - CEO and Founder

Thanks, Sasan. I’m incredibly excited about today’s announcement. As Sasan mentioned, through many conversations, we have found a real shared goal for changing personal finance for the better of consumers.

When we started the company in 2007, we had a fundamental belief that consumers were being left behind in financial services innovation. We started the company with a mission to champion financial progress for all with the intention of leveling the playing field for all consumers. In 2008, we launched the Credit Karma platform by providing consumers completely free credit scores. Now 12 years later, we’ve provided more than 4 billion credit scores and created a platform with over 100 million members, over 1/3 of which are active on the site every month. Notably, we’re helping a new generation better manage their finances, as more than half of our members are under the age of 44. We use the term members because our users are unique, have verified information through a third-party and begin an engagement loop with our products. When we started the business, we saw consumers lost in a sea of complexity and the opportunity for technology to make a difference.

Today, we are leaders, and our business model is quite simple. We help consumers find the right product for them based on their credit and financial profile with their consent. Intuit enables us to strengthen this ability by allowing consumers to add income data to that profile, enabling them to see more offers for which they qualify. Then we simplify the application process. We help members significantly increased the probability of approval and We help members transparently compare rates and features. We do this for credit cards, personal loans, auto lending, mortgages, high-yield savings accounts, auto insurance, home insurance and other verticals to come. So this opportunity is also meaningful and exciting for all our trusted partners who believe in us and supported us throughout our history. These personalized recommendations are enabled by technology and 8 billion daily model predictions.

Perhaps what I’m most excited about is the real impact we’ve had on consumers’ lives. As 1 example, we have seen meaningful increases in credit scores for members who regularly engage on our platform over time. There are many reasons why it makes sense to join forces with Intuit right now. First and foremost, we have the ability to collaborate and bring technology solutions to solve real consumer problems. We see a platform, which provides consumers with transparent access to their critical personal financial information, including their income, spending and credit history, to help them better understand their complete financial picture and use it to their advantage, such as obtaining a better interest rate. Our insights will significantly accelerate Credit Karma’s mission, and we’ll be able to make a larger impact on our customers more quickly than either of us are able to alone. With millions of customers, more financial partners and more resourcing, I’m convinced we’ll be able to build a more valuable business that enables us to achieve our combined goals.

I also have to say that the culture and the team Sasan has put in place are critical factors in our decision to join together. We are inspired by Intuit’s mission to power prosperity around world, and our team is ready to join Intuit on that journey.

To each of my 1,300 Credit Karma colleagues (Karamanauts). Thank you. I’m deeply proud of the company we’ve built and the culture we have created. We’ve worked long and hard to get to this day. Yet, as I’ve always said, this is 1 step in our journey together. Our mission to champion our members’ financial progress remains the same. Now with our partnership with Intuit, we’ll have the resources and capabilities to achieve our goal in a remarkable, significant and impactful way.

Now it’s back to you, Sasan.

Sasan K. Goodarzi, Intuit Inc. - CEO, President & Director

Awesome. Thanks, Ken. I’d like to add that while we see a lot of innovation and investment in the marketplace. We don’t see anyone with our collective capabilities, pursuing a personalized financial assistant. This is why we believe this combination can transform fintech and power the economy. We have the ability to bring together consumers and financial institutions in innovative ways that lower costs for all those involved and levels the playing field for consumers of all economic status.

After the transaction closes, Ken will report to me and continue to lead the Credit Karma team from its headquarters in San Francisco. Credit Karma will continue to operate under its current brand. Michelle will share the financial details of the transaction in a few minutes.

To wrap up, we’re pleased with the continued momentum of our Small Business and Self-Employed group we remain laser-focused on delivering for our customers during tax season, and I could not be more excited about the Credit Karma acquisition and the opportunity it provides us to power prosperity for our customers.

Now let me turn it over to Michelle.

Michelle M. Clatterbuck, Intuit Inc. - Executive VP & CFO

Thanks, Sasan. Good afternoon, everyone. I’ll start by providing an overview of financial results in the quarter and then share more details on the proposed acquisition of Credit Karma we announced today.

For the second quarter of fiscal 2020, we delivered revenue of $1.7 billion, up 13% year-over-year. GAAP operating income of $270 million, a 16% increase. Non-GAAP operating income of $384 million, a 13% increase. GAAP diluted earnings per share of $0.91 versus $0.72 a year ago, a 26% increase. And non-GAAP diluted earnings per share of $1.16, up from $1 last year, a 16% increase.

Turning to the business segments. Consumer Group revenue was $499 million, up 8% for the second quarter. As we enter our third year of TurboTax Live, our technology first approach continues to give us confidence we can expand our live offerings and maintain attractive Intuit operating margin longer term. As Sasan shared earlier, we’re now using AI to automate repetitive tasks for experts on our platform, which we expect to increase efficiency and drive an even better customer experience. Based on data published by the IRS, the broader tax season got off to a slow start through January, when total e-filed returns were down 0.7%. We remain confident in our plans and guidance for the year.

And in the Strategic Partner Group, professional tax revenue grew 8% in the second quarter, reflecting delivery of more forms during the second quarter as compared to the same period last year.

In Small Business and Self-Employed, revenue grew 17% during the second quarter, fueled by online ecosystem revenue growth of 35%. Our strategic focus within Small Business and Self-Employed is to grow the core, connect the ecosystem and expand globally.

Starting with grow the core, QuickBooks Online accounting revenue grew 43% in fiscal Q2, driven mainly by strong customer growth and, to a lesser extent, higher effective prices and mix shift.

Second, we continue to make progress connecting the ecosystem. Online services revenue which includes payroll, payments, time tracking and capital grew 23% in fiscal Q2. Within QuickBooks Online Payroll, we continue to see revenue tailwinds from a mix shift to our full-service offerings. Within QuickBooks Online Payments, revenue growth reflects continued customer growth, along with an increase in charge volume per customer.

Third, our progress expanding globally, added to the growth of online ecosystem revenue during fiscal Q2. Total international online revenue again grew over 60%. We believe the best measure of the health and success of our strategy going forward is online ecosystem revenue growth, which we continue to expect to grow better than 30%.

Desktop ecosystem revenue was up 1% in the second quarter, in line with our expectations as QuickBooks desktop enterprise revenue grew at a double-digit pace in the quarter.

Let me now spend a minute on the Credit Karma acquisition that Sasan and Ken described earlier. Intuit has agreed    to pay total consideration of approximately $7.1 billion to acquire Credit Karma, comprised of half cash and half stock. The total consideration is subject to customary adjustments and includes an estimated $1 billion of equity awards that will be expensed over a period of up to 3 years. We will also deliver approximately $300 million of retention equity through restricted stock, awarded to Credit Karma employees that will be expensed over 4 years. We plan to finance the cash portion of the transaction through cash and our existing unsecured line of credit. We expect the transaction to close in the second half of calendar year 2020, subject to regulatory approval and other customary closing conditions. We do not foresee an impact to maintaining our dividend and share repurchase principles due to the Credit Karma transaction.

We expect the transaction to be neutral to accretive to Intuit’s non-GAAP earnings per share in the first full fiscal year after the transaction closes. We will provide updated Intuit guidance once the transaction is closed.

Now turning to our financial principles. We remain committed to growing organic revenue double digits and growing operating income dollars faster than revenue. Our financial principles in total have not changed and remain a durable framework for us. We finished the quarter with $2.3 billion in cash and investments on our balance sheet. We repurchased $139 million of stock in the second quarter. We have approximately $2.4 billion remaining on our authorization, and we expect to be in the market each quarter. The Board approved a quarterly dividend of $0.53 per share payable April 20, 2020. This represents a 13% increase versus last year.

Turning to guidance. Our Q3 fiscal 2020 guidance includes revenue growth of 10% to 11%; GAAP earnings per share of $5.53 to $5.58; and non-GAAP earnings per share of $5.90 to $5.95. We expect a GAAP tax rate of 21% for fiscal 2020. You can find our Q3 and fiscal 2020 guidance details in our press release and on our fact sheet.

And with that, I’ll turn it back over to Sasan.

Sasan K. Goodarzi, Intuit Inc. - CEO, President & Director

Great. Thank you, Michelle. I’d like to thank our employees our customers and partners for another strong quarter. I’m excited about joining forces with Credit Karma and the transformative experience we can offer customers together.

We will share more about our progress in the coming months. Now let’s open it up for questions to hear what’s on your mind.

QUESTIONS AND ANSWERS

Operator: (Operator Instructions) Our first question comes from the line of Brad Zelnick, Credit Suisse.

Question – Brad Alan Zelnick: Excellent. Congrats on the deal today. Certainly, a company that we’ve been an admirer for a long time as well. But Sasan, if I can ask, into its history, includes some of the best acquisitions of all- time and software, and some deals that maybe were a bit less than great. And with Credit Karma, now the largest in the company’s history. I really have 2 questions. Why is this the right time for Credit Karma and the push into consumer finance, just given the heightened awareness on data privacy and where we are in the consumer credit cycle? And two, what’s the approach with this asset that will be different this time?

Answer – Sasan K. Goodarzi: Great. Brad, we are equally admirers of Credit Karma. A couple of things, I would say, let me start with your question as to why now. This is very core to what we’ve declared around helping our customers make ends meet. It’s very core to the strategy that we’ve declared, which is about an AI-driven expert platform. And what we declared is that because everyone that we serve, our consumers, we are very focused on unlocking smart money decisions. And together with Credit Karma, there are things that we can do to benefit consumers that we believe are significant. First and foremost, consumers are in significant debt. They overpay on fees, whether it’s credit cards, whether it’s home loans, auto loans, whether it’s insurance, they don’t have access to advice in terms of what are the things that they need to do to improve their credit score and their credit rating, which matters a lot to when it comes to the interest that they pay. And also just the other side of it, which is how do they save money? And how do they ultimately grow that money? And in order to really be able to deliver against that. What we bring together with Credit Karma is scale and capability. Scale of customers and at scale of customers’ data, and it’s the capability that we have. And so ultimately, now, customers are going to be able to leverage their own data, their income data, their spending data, their credit history, their life situations. I mean, together with Credit Karma, we will — the customers will have access to all their information in 1 place, and then we’ll be able to match them with financial products that are right for them. We’ll be able to connect them to savings accounts, we’ll be able to help them get access, early access to their paycheck, and we’ll be able to provide insights and advice so they can actually continue to improve their financial habits.

So in terms of why is this the right time? It’s absolutely core to what we’ve declared, its core to the goals that we’ve set, and we believe that together, we can truly do things that benefit consumers. And benefit financial institutions because we will provide them also more choice. So that’s why it’s the right time.

I think in terms of acquisitions, I would just say that the last several that we’ve made have been extremely successful. And we’ve actually held them up as role models internally, and we recently talked to our Board about it. TSheets, Applatix just 2 of the latest 3. And the reason is we’ve studied our history, and we’ve learned what works and what doesn’t work. And the clarity that we have around 3 things that matter: 1 is the mission and purpose, the alignment that we have with Ken and the team; 2 is the absolute alignments that we have on priorities; and third, and I would say equally as important as Ken is charge. Our goal is to fuel his success and Credit Karma success, and just how we’ve organized around the work that is essential to the success. So across the board, which we have a lot of confidence and are very clear about how to manage the risks.

Question – Brad Alan Zelnick: Sasan. If I could just sneak in 1 for Ken. Ken, can you talk about the concept of autonomous finance and why being on Intuit’s platform can help to accelerate that vision?

Answer – Ken Lin: Yes, absolutely. So autonomous finance is, is really our ability to help consumers automate their financial life in a way that reduces friction, increases certainty and create more transparency and efficiency. So if you look at the problems that exist today, most consumers don’t know which are the right products for them. They don’t know how to apply for those products and there’s so much friction to making it happen. So for us, our platform is really predicated on integrating with financial institutions so that you can make it easy, moving the dollars or automating the process itself. So it does not require as much work and therefore, friction. And then lastly, adding a layer of education to consumers to understand what is absolutely better than that. And if you do that, we fundamentally believe we can level the playing field for the most disadvantaged and most vulnerable consumers in the system.

Operator: Our next question comes from Keith Weiss of Morgan Stanley.

Analyst: Keith Weiss, Morgan Stanley, Research Division - Equity Analyst

Question – Keith Weiss: Excellent. A question on the sort of the overlap within the product lines between Credit Karma and the TurboTax line on how we should think about that on a going-forward basis? Credit Karma does tax and has a free tax offering and obviously, TurboTax does a lot of tax. I always thought of Turbo is a competing solution to sort of the core Credit Karma solution in terms of giving people more visibility into their financial health and giving offers. So if Credit Karma is going to be a stand-alone that’s going to still exist as a separate brand, is it going to be competing offerings under the same umbrella of Intuit? Or how should we think about that product overlap on a go- forward basis?

Answer – Sasan K. Goodarzi: Got it. Great. Keith. Let me just start with tax. Our intent is to keep the free tax software within Credit Karma because we believe in what they’re doing and the fact that customers should have a choice, and we are not doing this deal because of tax. They have 106 million customers, and really, we’re doing this because we believe that we can truly create a consumer finance platform that can serve as a financial assistant to really power the prosperity of customers. So that is really the strategic rationale and reason for the deal. And we’ll continue to offer taxes for free through Credit Karma and through TurboTax, and we’re very confident in that go-forward approach. In terms of Mint and Turbo. I think I would go back to what I shared a moment ago with Brad. We’re very focused on helping customers make ends meet and we’re very focused on unlocking smart money decisions for our customers.

And ultimately, this is really about speed to market. This is really about bringing the capabilities of the 2 companies together, the scale of the customers’ data and capabilities to be able to move much faster to help these customers that are really underserved, struggling and are looking for help, and that’s really the rationale for why we’re doing this. And specifically, around Mint and Turbo. Our game plan over time is actually to combine that into 1 app. And we want to focus entirely on Credit Karma’s growth, and we don’t actually want to distract Credit Karma at all with the fact that there is Turbo and there’s Credit Karma. The reality is customers have choice, and they’ll be able to pick the product that’s right for them.

Answer – Ken Lin: Yes. And from our perspective...

Analyst: Keith Weiss, Morgan Stanley, Research Division - Equity Analyst

Question – Keith Weiss: Just — so just to be clear, will Turbo...

Answer – Ken Lin: Sorry, go ahead.

Analyst: Keith Weiss, Morgan Stanley, Research Division - Equity Analyst

Question – Keith Weiss: So just to be clear, well, the Mint and Turbo apps will those consolidate into 1 app with Credit Karma? Or is there going to be a separate TurboTax and a separate Credit Karma app?

Answer – Sasan K. Goodarzi: No, no. They will be — ultimately, they will be separate. They will not be combined into 1 app only because I think our focus is we have a huge opportunity to ensure that we can fuel Credit Karma’s growth, and we don’t want to have any distractions other than ensuring that they can deliver for customers, so they will be separate apps.

Question – Keith Weiss: Okay. That’s clear.

Answer – Ken Lin: Yes. And Keith, just a note on Credit Karma. I think from our perspective, we’re neither a credit score company nor are we a tax company. We focus on solving consumer problems. So for us, our members who are coming to us, asking for credit scores, are really asking for how can they borrow at the best rates possible. And on the opposite side of that, when consumers are coming to us from our tax product, it’s really about getting their dollars back from the government and sort of doing the necessities. So we think of it not as a product per se, but really the problems or the challenges that we’re solving on behalf of our members.

Analyst: Keith Weiss, Morgan Stanley, Research Division - Equity Analyst

Question – Keith Weiss: Got it. And if I could throw in 1 follow-up for Michelle. To get to a neutral to accretive situation with Credit Karma. Is there any synergies you’re assuming on that, either on the revenue side or the expense side of the equation? Or is it just the profitability of Credit Karma today can get you there on an accretion basis?

Answer – Michelle M. Clatterbuck: When we look at Credit Karma, they really bring a big track record of success with the beyond user paid business model. They have revenue of approximately $1 billion in calendar year 2019, which was growing at 20%, and they reach scale with high engagement, robust marketplace. We’re really not able to share any of the profitability information at this point in time, but we do feel good about their platform model and the company’s commitment to really serving and engaging their members. And then as we stated, we do believe that we will be in a neutral to accretive position in our non-GAAP earnings per share in the first full fiscal year after the transaction closes.

Answer – Operator: Our next question comes from Alex Zukin of RBC Capital Markets.

Answer – Robert Edward Simmons: This is Robert Simmons on for Alex. Can you talk about the results so far in the season for Live. Surely, you won’t triple again this year, but how is it tracking?

Answer – Sasan K. Goodarzi: We’re actually very pleased with the progress and the results that we’re making. I mean, first, I would start by saying, as the category leaders, our focus is to grow the category, which we feel like we’ve had a large part in doing so, given what the stats I shared earlier that the do-it-yourself category is growing faster than assisted, and we’ve been able to increase our share. And a driver of us being able to increase our share is the continued traction and growth with TurboTax Live, and we’re very pleased with the results that we’re seeing. And it’s in line with what we would expect through this early part of the season. And I think I would just remind us that we are so early in our journey of going after this $20 billion market of transforming the assisted marketplace that we expect continued accelerated growth from TurboTax Live, given that it’s a seamless platform for customers to use at the ease of their home or office, and they can get access to expertise at any time they wish throughout the experience. So we’re just at the beginning of the journey of what’s possible on the TurboTax Live.

Answer – Robert Edward Simmons: Got it. Great. And then have you noticed any competitor change from others doing some of the things such as H&R Block?

Answer – Sasan K. Goodarzi: I can’t comment on H&R Block other than I really love what we’re seeing in our results, we’re growing the category. We’re taking share, and we’re seeing the growth that we would have expected in TurboTax Live and continuing to benefit from our focus around first time use, more access points for experts and making the expert platform easier that gives us the opportunity to ensure efficiency and expanding margins over time. So we — and by the way, we also have experienced the more folks that enter the category, the more we’re actually able to accelerate the growth in the category. So, so far, we’re — what we’re seeing is exactly what we would have expected.

Answer – Operator: Our next question comes from Brent Thill of Jefferies.

Analyst: Brent Thill - Jefferies

Question – Brent Thill: This is John for Brent Thill. Congrats on the deal again. I just wanted to add another question on that, and that was the first question. But I think some of the questions that we’re getting, is this a signal at all of maybe anything in your core business slowing? Is there any slowdown? Or does this really just open up an adjacent market with a lot of new opportunities for you?

Answer – Sasan K. Goodarzi: Yes. It’s — this is about acceleration. The way you should think about this is we get to expand our TAM. We’re acquiring a business that has incredible capabilities at $1 billion, growing 20-plus percent, with a platform model that has the ability to grow operating margins over time. And frankly, more importantly, all of that is possible because we’re able to do things for consumers and provide them more choice and more benefits and do the same for financial institutions. I would look at this as is squarely focused on 1 of our 5 bets that we declared, and it’s all about acceleration. While we continue to see acceleration really connecting people to experts with TurboTax Live, QuickBooks Live and some of what we’re doing on the small business front. So this is about acceleration.

Answer – Operator: Our next question comes from Ken Wong of Guggenheim Securities.

Analyst: Hoi-Fung Wong, Guggenheim Securities, LLC, Research Division - Senior Analyst

Question – Hoi-Fung Wong: Maybe, first, back to the Credit Karma transaction. I think we all understand what great brands, both TurboTax and Credit Karma are, and we see maybe the long-term synergies on the consumer side. Just wondering, is there any benefit to or from your small business division that we might be missing in terms of how it might interplay with this transaction here?

Answer – Sasan K. Goodarzi: Let me start, and I’ll have Ken add. One of the things that we’ve been very intentional in working with Ken and the team on is alignment on purpose and vision, alignment on priorities and ensuring that Ken is in charge and has what he needs to be able to deliver for customers and accelerate Credit Karma’s growth. And so we believe that there is an opportunity serving small businesses, but ultimately, over time, Ken will decide when is that right time because ultimately, we want to — there’s so much opportunity ahead of us. But let me let Ken jump in because I know you’ve been thinking about small businesses for some time.

Answer – Ken Lin: Well, thanks, well, if you think about what Credit Karma does from a business model perspective, it’s, again, providing consumers with a certainty of finding the right product at a great rate in some of the best rates in the market. That same problem exists for small business users. And historically, for Credit Karma, is that it’s been challenging to determine who are small business owners. I think that’s an opportunity for us to work together. The sense that we are now able to solve that problem for not just consumers, but small business owners as well. So we think that’s a big upside in the future.

Analyst: Hoi-Fung Wong, Guggenheim Securities, LLC, Research Division - Senior Analyst

Question – Hoi-Fung Wong: Got it. Great. And then maybe a follow-up Sasan, you did go through some of the tax dynamics this year. But on that fourth driver, ARPU, you guys didn’t really run into that too much. Just wondering if you can provide some color in terms of what you might be seeing on the ARPU side, especially, it seems like your early marketing has less of a focus on free versus last year?

Answer – Sasan K. Goodarzi: Well, as you know, when we talked about our long-term expectations and in essence, shared that it’s between 8% to 12%, one of the larger drivers of that was ARPU, simply from the standpoint that we are focused on transforming assisted with our platform, and there’s just an opportunity to increase our ARPU we’ll share after season how that’s performing. But I would tell you, everything that we see so far in early season, there’s results that you see because there was 3 to 4 days of IRS opening, which is very a small portion of the results and that is what we see through year-to-date and season to date, and it’s really in line with what we had assumed. And again, we like what we see.

Answer – Operator: Our next question comes from Kirk Materne of Evercore ISI.

Analyst: Stewart Kirk Materne, Evercore ISI Institutional Equities, Research Division - Senior MD & Fundamental Research Analyst

Question – Stewart Kirk Materne: And I’ll echo the congrats on the acquisition. Maybe starting there, Sasan, I think it makes tons of sense in terms of the strategic vision and why you, obviously, want to leave Credit Karma on its own to continue its growth. However, on the back end of the businesses, there’s, obviously, a lot of potential synergies in terms of the data you’re both collecting, the ability to apply AI to that to drive greater synergies for both. So how are you thinking about sort of the independent factor versus whether or not maybe combined benefits of bringing the businesses together from a data perspective?

Answer – Sasan K. Goodarzi: Sure. Let me kick this off, and I’ll let Ken chime in because the business plan that’s been developed has been jointly developed that will be executed after close. First of all, as I mentioned, there is alignment around mission and purpose, and we’ve also aligned around priorities. The priorities that we’ve aligned around is grow the core. It’s expand growth verticals and it’s developing emerging verticals. And specifically, grow the core is really about growing credit cards and personal loans, expanding growth verticals is about auto and home loans and insurance, and then developing emerging vertical is really about providing offerings like savings, checking and then over time, early access to your paycheck, et cetera. So those are the 3 priorities that we’ve agreed to. Now what’s wonderful on behalf of consumers is the capabilities that we can bring together. And so the first is creating a financial identity for the consumer. What that means is the consumer now, based on the data that we have, the 50 million customers and the 106 million customers that Credit Karma has, the consumer now has access to their data in 1 place. Their income data, their spending data, their credit history data, their life situation. I mean, Credit Karma has 2,600 data points for each of their customers, on average. And so creating a financial identity for the customer so they can use their data for their benefit is one thing that we will do together.

The second is making our money movement capabilities and service available for Ken and the team. That’s all of our risk and fraud capabilities that we use for same-day payroll, same-day payments. All of that is necessary for Ken, over time, to be able to provide early access to consumers’ paychecks as an example.

And then last but not least, we will make our financial data platform capabilities and services available to Ken, so you can deliver benefits to customers. And this is where we have 20,000 partners in our financial data platform, where, again, all of this will be used on the — with the customer’s consent and to their benefit.

So when I talk about allowing Ken to be in charge and running Credit Karma, we will make those data elements and services with the customer’s consent available on the back end. So that ultimately, Ken can deliver more benefit for credit card — Credit Karma customers over time, and that’s where we see the acceleration. We don’t want to distract Credit Karma with anything else other than what’s most important to deliver for customers. So that’s the approach that we’re taking.

Answer – Ken Lin: Yes. And maybe just to give you a little color on how you actually turn that into product when Sasan talked about income and financial identity. One of the things that we observe in this space is that credit is a great predictor of underwriting, about 80% of the time. Income and assets, they’re the other piece. And as you may know 81% of consumers, sub-prime consumers are declined for credit card offers. So if we actually have the full picture and the full financial identity of that consumer, we’re able to provide the uncertainty in this space. And again, going back to this benefits the most vulnerable people. When you apply for a credit product and you are declined, your score goes down. And you can do this vicious cycle of getting into predatory lending and products that are not good for you.

Just a side note around the data platform. With it, we’ll be able to do things like automation of our cash flow, we’ll be able to — autonomous finance for us is moving money in such a way that you can minimize the interest that you’re paying. You can move money in a way that your credit score and your outstanding balances are at lowest, so you can actually get those other products to help you get through life. And then when it comes to access the other data points, I think it implies improving savings where approximately half the country don’t have $400 in savings. We can help improve that savings rates with our ability to foster money moving.

Answer – Operator: Our next question comes from Kash Rangan of Bank of America.

Answer – Kasthuri Gopalan Rangan: Sorry for my overhead noise here. The acquisition feels a little bit — has a bit of a similarity to Microsoft acquiring LinkedIn, where Microsoft bought network. And so you guys are buying effectively a network. And Sasan and Ken, I’m just curious to get your thoughts on how we should think about the TAM. So the Intuit TAM has been a very simple one. Yet, TurboTax units multiplied by ASP that you add value, et cetera, same thing with QuickBooks. And this is a very different monetization model. I’m curious to get your thoughts on how the monetization model? I mean, conceptually, I get the story, but from a long-term standpoint of building a multibillion dollar business. How do we think about the monetization from a dollars and cents perspective? Just curious what synergies can Intuit bring to Credit Karma that Credit Karma could not do for itself?

Answer – Sasan K. Goodarzi: Great. Kash. Let me hit on a couple of these, and then I’m going to ask actually, Ken to jump in and share more around the business model. First of all, this is really one view of having a network effect. It truly solves a 2-sided problem. The more consumers consent with their data being used, the more financial institutions and others participate on the platform, the stronger the platform gets to deliver for the end consumer, the more choice that it provides. And so from a network effect perspective, this has some of those characteristics. In terms of synergy, it’s really what we were just describing earlier really, what you’re now able to bring together with the 2 companies is the customer’s entire financial identity, where they can use their data to get access to the best personal loans that are right for them. The best credit cards that are right for them. The best, by the way, insurance. It can be home insurance, auto insurance, renters insurance. Because when the customer doesn’t have all their data in 1 place, they, in essence, have experiences that Ken was just talking about earlier, where they may get something where they’re preapproved for, but when they actually try to go through the process, 80% of them get rejected. And now by the data being in 1 place, it actually accelerates us delivering the benefits. And that’s where the real synergy comes into places where we can do things together that we couldn’t do apart.

In terms of ASP, maybe let me let Ken just talk about the business model and how it works, because that will be really the key characteristics moving forward.

Answer – Ken Lin: Yes. First, let me frame the problem in the industry. So banks spend tens of billions of dollars each and every year, marketing their financial services products. And the challenge in this space is that each of those banks have a specific credit profile that they are looking for, along with an ability to pay around income. Now imagine a bank that spends $100 million a year in acquired — in marketing, maybe only 20% of those dollars are efficient because the other 80% go to people who are simply not qualified for that particular product. What we are able to do and speaking to this note around financial identity, we’re able to help banks find those exactly right customers. And I think that’s the problem that we solve for our financial services partners. For the consumer, what they see is a landscape full of the rates, i.e., rates that are for extremely well-qualified buyers. You actually can’t tell if you’re an extremely well-qualified buyer because the banks use hundreds of different variables to determine your eligibility, and what we’re able to do is solve that particular problem for the consumer. So for our banking partners, they have access to a large-scale of users that are highly qualified. For our members, we’re able to provide a service that gives them certainty and transparency of all the offers in the market. And as a business model, what we do is we charge success fee from when we’re able to match a consumer with the right financial services product. And that is our business model and looking to capture all of those dollars that are being spent in digital and offline marketing today.

Answer – Operator: Our next question comes from Josh Beck of KeyBanc.

Analyst: Josh J. Beck, KeyBanc Capital Markets Inc., Research Division - Senior Research Analyst

Question – Josh J. Beck: One of the things that really release stood out to me in the Credit Karma deck was the engagement and 4 times per month, I think, is quite strong. I imagine TurboTax has good engagement because it’s — it tends to be more seasonal so maybe you could just talk a little bit about how you’ve gotten to those levels if it’s expanding verticals or finding more relevant offers? And then the second part of my question is, really tied to the competitive set with Credit Karma. When I think about some of the longer-term items that Sasan mentioned. I’m just wondering, is it changing and that you’re competing maybe with a different audience than you used to. So we’d love to get some color on that.

Answer – Sasan K. Goodarzi: Yes, great. Let me let me kick it off, and then I’m going to turn it over to Ken to talk about all the incredible work they’ve done that drives all the engagement and then some of the new verticals that Ken described we’re going into. I think to your first part of your question, from a strategic perspective, in context of going after the pain point of making ends meet. This really, for the consumer front, for the most part, shifts us from engaging very infrequently and maybe once or twice a year to now engaging customers year round and delivering significant benefit. And as we talked about earlier, you got 106 million members, 37 million that are monthly active and those that are monthly active, they engage 4 times a year. And the excitement that we have around benefits that we can deliver and what’s possible in the long-term is the more offerings that we can provide, truly becoming this financial assistant in the pocket of our customers where they can get access to credit cards at the best rates that are right for them, personal loans, home loans, auto loans, insurance, whether it’s renters insurance or home insurance, savings accounts, early access to their paycheck, that drives real benefit, real engagement and higher engagement over time. But what’s remarkable about the company Ken and the team have created is, it’s just a massive scale already. Now with that said, maybe, Ken, you can jump into engagement drivers.

Answer – Ken Lin: Yes, absolutely. So I think when we first started, people really questioned how engaging was the credit score? And I think the reality is credit scores or something that takes years to build. And for many consumers, it is the hallmark of their financial health. So as a result, people tend to be very engaged in. So your credit score changes, on average, once per month. We continue to add new products like credit monitoring, ID protection. direct dispute, which is a product that actually helps you to remove erroneous trade lines and debt from your credit report. The launch of our high-yield savings product. All of these are product features that are created to help drive engagement because we know consumers want and care about it. But two, is an important aspect of our business model and a key business driver.

Answer – Operator: Our next question comes from Scott Schneeberger of Oppenheimer.

Analyst: Scott Andrew Schneeberger, Oppenheimer & Co. Inc., Research Division - MD and Senior Analyst

Question – Scott Andrew Schneeberger: Congratulations. Ken, if I could start off asking the — just the very last line of the pitch stack with regard to Credit Karma’s background consumer on average, used 1.1 financial products a year. Can you define what that is? How you use that as a driver of the business, what you’ve done to improve it? And what benefits you think might you gain now as part of the combination?

Answer – Ken Lin: Yes. One of the neat aspects of our business is we can actually see how many trade lines are originated each and every year. And what we find is that on average, it is 1.1 view trade lines. And what that means is on average, a typical consumer will take out 1.1 new credit card, new auto loan and auto refinance, a mortgage, a store credit card. So anything that shows and appears on your trade line or on your credit report. We get to see that, and we know that, that average is 1.1. Now specific to the business itself, what is really great, is that it is highly predictable. So we are going on our 12th year of operations. So we have cohorts that go back 12 years. And what we can see is that, over time, that consumers, as they go through the life cycle of their own, life journey, they’re able to sort of follow this pattern. And we know that those credit originations are always in the market, and we have an ability to track our progress against it, but also anticipate what products consumers will need based on that rich data history that we have.

Analyst: Scott Andrew Schneeberger, Oppenheimer & Co. Inc., Research Division - MD and Senior Analyst

Question – Scott Andrew Schneeberger: Great. I appreciate that. And then just shifting gears a little bit. And Michelle, I guess, I’ll bring you in here. The — it was strong EPS outperformance relative to your guide in the second quarter, and it looks like the third quarter guide a little light. I saw the 300 basis points of operating margin expansion year-over-year in small business and self employed. Just curious if there’s a pull forward? What’s driving the delta between the 2 quarters? And just kind of the — some of the intricacies of this quarter and next?

Answer – Michelle M. Clatterbuck: Scott. First of all, I would say — so when we really look at our expenses and our operating margin, we don’t get overly focused on quarter-by-quarter. So we’re really managing it, #1 on an annual basis. And we’re also managing it at the — so that’s why, if you start to look at quarter-by-quarter, you start to look at segment by segment, you might get a little wrapped up in some numbers that aren’t going to be as helpful to you. So we are focusing on total year at the company level. Yes, we did come in with operating expenses a little lower in Q2. And some of that is really being driven by different decisions, investment decisions we’re making and also driven by some staffing, staffing costs and so forth that came in a little lighter in Q2. But we’re not changing our full year operating income guidance. And so I wouldn’t get too focused on the individual quarters.

Answer – Operator: Our next question comes from Chris Merwin of Goldman Sachs.

Analyst: Christopher David Merwin, Goldman Sachs Group Inc., Research Division - Research Analyst

Question – Christopher David Merwin: In terms of the current members of Credit Karma, obviously, I saw the numbers 106 million is a huge number. And just thinking in terms of overlap with TurboTax. Can you talk about what that might look like and any way that you can — through integrations or anything kind of in the workflow, people go through those apps that they could either cross-sell opportunity to either platform?

Answer – Sasan K. Goodarzi: Yes. It’s not something at this point is that we even know what the overlap is and one that we can communicate. All we can tell you is when we look at what’s possible based on the benefits that we can deliver for customers, there’s a lot of upside, and we’re excited about the opportunity. But it’s not something, at this point, that we even have the data to share with you.

Analyst: Christopher David Merwin, Goldman Sachs Group Inc., Research Division - Research Analyst

Question – Christopher David Merwin: Got it. And just a quick follow-up on marketing. I know last quarter, you talked about a pull forward on marketing spend to reach some of the earlier early filers for TurboTax. And looking at the consumer revenue growth rate, I think it was up 8% in the quarter. That’s just below the full year guidance. So can you talk about some of the moving pieces in the quarter for consumer and your confidence level on, I guess, represented an acceleration there into 3Q?

Answer – Sasan K. Goodarzi: Sure. Sure. Well, first of all, I’m confident in our strategy, I’m confident in our execution and what we’re seeing. And as I mentioned earlier, we’re growing the category, we’re taking share. And knock on wood, our teams have done an incredible job with the experiences that we’re delivering for customers. So that’s bucket one. Bucket 2 is very similar to what you heard from Michelle. There’s only a few days of e-file revenue in that number. So actually, our marketing dollar spend and our revenue are not really correlated. It’s really the number of days of open e-file. And you’ll see our full year results after we get through the end of season. We are seeing better traction than even last year when it comes to raising awareness, consideration and just the return that we’re getting on our marketing dollars. So again, we — things are in line with what we would have expected internally, and we had high expectations.

Answer – Operator: Our next question comes from Daniel Jester of Citi.

Answer – Daniel William Jester: Yes, great. Just going back to Credit Karma, obviously, that affects 1 of your 5 big bets but how should we think about how you’re prioritizing kind of incremental investments in the other 4 big bets over the next year or 2 while you’re focused on closing this transaction and integration? And I guess, I’m getting at is, should we view that as kind of 1 really big bet and 4 medium-sized bets over the next year or 2? And then I guess, secondly, does this acquisition precludes you from doing anything kind of smaller or bolt-on in the rest of the business from an acquisition perspective?

Answer – Sasan K. Goodarzi: Yes, great. So first of all, when we declared these 5 big bets. And as we shared at Investor Day, they’re grounded in a fairly large customer problems that are very durable and areas where we believe that it’s our obligation and our right to solve these customer problems. And that it’s very durable, and it also will result in the largest growth drivers for the company. And a couple of the bets are gaps are probably larger than the other bets. First of all, they are — they’re all created equal. There are 5 big bets, but we deliberately stack rank them the way we have because we believe that if we had to make trade-off choices that we could be crystal clear how we would make trade-off choices. We have staffed all 5 bets to win internally. We made some significant investment and capital reallocation in the last year, and we continue to do so to ensure that these big bets are resourced to win. And with that as context, it actually doesn’t change our M&A principles. I wouldn’t conclude that we now have 4 large acquisitions coming because we have 4 other big bets. This is really about following our acquisition or our M&A principles around what are the largest customer problems and what are the gaps that we have? And are there opportunities for us to be able to close that gap and increase speed to market. And they just so happened that this bet, because really, it’s about serving consumers and helping them make ends meet, that this just, from our perspective, is a great opportunity to bring 2 companies together to achieve greatness for our end customers. So that’s the way I would think about our M&A principles have not changed, every bet is resourced to win. This is 1 of them where we felt like there’s an opportunity to increase and improve speed to market.

Answer – Operator: Our next question comes from Matt Pfau of William Blair.

Analyst: Matthew Charles Pfau, William Blair & Company L.L.C., Research Division - Analyst

Question – Matthew Charles Pfau: Wanted to switch back to tax. And specifically, on some of the changes around the free file alliance agreement related to marketing. Just curious, if you’re seeing any impact from that, whether it be from traffic to your paid side or free to pay conversion or attached on of additional products like Audit Defense, anything there?

Answer – Sasan K. Goodarzi: We’re — just as context and a reminder, the free file program is a philantrophic effort. And we abide by the memorandum of understanding, along with other industry players, which might or reaffirm when the report was published, I think, in the fall. And with that as context, we don’t see anything outside of the norm based on the way the season is playing out this year in FFA.

Answer – Operator: Our next question comes from Michael Turrin at Wells Fargo.

Analyst: Michael James Turrin, Wells Fargo Securities, LLC, Research Division - Senior Analyst

Question – Michael James Turrin: Looking at some of the available information here, it looks like the Credit Karma revenue base has been slowing over the past couple of years. It sounds like some of what Sasan and Ken, I’ve already mentioned here around data and financial partners can help stabilize that trajectory. But maybe it would be useful to hear more from Ken’s perspective around how this combination of Credit Karma and the Intuit ecosystem can help stabilize and maybe even improve that trajectory going forward?

Answer – Ken Lin: Sure. So if you really look at the history of Credit Karma, what we’ve been focused on. I often think about the first 12 years of our history, is really helping consumers to save money when they borrow, i.e., investing in our credit cards vertical, in our mortgage vertical and our auto lending vertical. As we continue to grow, we have now focused on the other side of the balance sheet i.e., high-yield savings and other asset plays. And what’s key for our platform goes back to this note around engagement. And the way that we think about accelerating revenue and what our model show is that the more engagement we have, there is a direct correlation to our revenue. And where the opportunities come in, is that a lot of the financial identity components that, in the combination of Credit Karma and Intuit have together, those are big growth drivers of engagement. And we believe that over time, that will both drive the SDUs or sort of the engagement numbers that we track, which leads to monetization and our ability to move into other verticals outside of traditional credit cards and personal loans. These are sort of key growth drivers that we see in the business.

Answer – Operator: Our next question comes from Sterling Auty of JPMorgan.

Analyst: Jackson Edmund Ader, JP Morgan Chase & Co, Research Division - Analyst

Question – Jackson Edmund Ader: This is Jackson Ader on for Sterling tonight. Just a quick follow-up on that last answer you gave, Ken. Should we be thinking maybe about the growth forward coming more from having the monthly active members increase as a percent of the total number of members? Or will it be that total membership growth and the monthly active members should grow about in line with that?

Answer – Ken Lin: I don’t have an exact break out, but we know that both are both extremely important aspects of our business. One of the nice key points of our business in any given quarter, approximately 90% of our revenues are repeating — repeating users or members that registered from prior quarters, i.e., 10% are from new users. So we see a combination, our ability to drive new users, drives revenue and our ability to drive existing users back drive revenue. So both are really important fundamental to the business model and the key metrics that we track.

Answer – Sasan K. Goodarzi: And if I could just add 1 thing, this is just from a go-forward perspective. I think what’s very just remarkable with respect to the company that Ken has built is when you have 106 million customers that — or members that use you, trust you and you ultimately give the customer the ability to be able to leverage their data to be able to benefit from more and more choice. The opportunity that we have over time and again, Ken started the company with credit cards, personal loans and now, auto and home. But auto and home loans and insurance is actually kind of just at the beginning of what’s possible. And then there’s this new vertical that’s around savings, getting early access to your paycheck over time. So what I want you all to imagine is this truly being a consumer finance platform where it serves as a financial assistant in the pie of consumers. And the more we can deliver more benefits, the more engagement that we drive over time. And the more we can actually help financial services industry members be efficient and then therefore, drive up ARPU and revenue. And so this is just — there’s a kind of many years of opportunity to capture the TAM that we described earlier.

Answer – Ken Lin: Yes. One final note is that a lot of that data is highly scalable. So the data that is used to determine your eligibility for a credit card, to a personal loan, to a mortgage tends to be the same. So as we move into new verticals, your cost base relatively fixed, but you get a bunch of scale out of those operating cost basis. So as you’re moving into new verticals, you oftentimes get to expand your margins.

Analyst: Jackson Edmund Ader, JP Morgan Chase & Co, Research Division - Analyst

Question – Jackson Edmund Ader: Okay. That makes a lot of sense. And then just a quick follow-up. So the last couple of years, maybe, has that monthly active member number, has that grown in line with revenue, maybe below the revenue growth rate or even above?

Answer – Ken Lin: Yes. Historically, our engagement numbers have grown slightly faster than revenue. And what we tend to find is our ability to launch new products like ID protection, direct dispute, some of the ones I mentioned before, high-yield savings. We know that these directly correlate to the overall engagement of our user base, which is why we’re so focused on driving an excellent customer experience, because we know those 2 things are highly correlated.

Answer – Operator: Our next question comes from Kartik Meter of Northcoast Research.

Analyst: Kartik Mehta, Northcoast Research Partners, LLC - Executive MD, Director of Research, Principal & Equity Research Analyst

Question – Kartik Mehta: This is on, you talked about engagement, maybe throughout the year with the TurboTax customers now that you have the Credit Karma platform or will have the Credit Karma platform. So I’m wondering, will you change the branding? Or how will the branding work so that customers know that Credit Karma is part of the Intuit family.

Answer – Sasan K. Goodarzi: Yes. What we will do is when we like today when we raise awareness, and if that’s TurboTax or if it’s QuickBooks, you see Intuit, you’ll see QuickBooks Intuit or TurboTax by Intuit. So over time, we’ll work with Ken and make sure that there were time people know that Credit Karma is part of Intuit. What we won’t do is change the brand of Credit Karma. It’s established an incredible brand that stands for choice and benefits for consumers. And that is something that we wouldn’t change because it’s got a strong brand like QuickBooks or TurboTax has.

Question – Kartik Mehta: And then you mentioned, one of the opportunities is to leverage some of the information now that customers have with their tax returns. And I’m wondering what type of success you have or what percentage of customers are allowing you to use their financial information from a tax return so that you can assist them in other areas?

Answer – Sasan K. Goodarzi: Yes. If you recall, one of the things we shared at Investor Day. So it’s a high number. At Investor Day, we shared that we have 37 million registered users that have actually agreed for their data to be used for benefits for them, and then we have 4 million active users. So consumers are very much willing to consent for their data to be used for their benefit as long as they are in control of it. And so we’ve actually seen very nice traction since we’ve launched Turbo.

Question – Kartik Mehta: And then just 1 last question, Michelle. If you look — I know you don’t want to give out financial information on Credit Karma and then maybe revenue. But if you look at the revenue profile, the margin profile of Credit Karma, is it at above or below kind of corporate averages for Intuit.

Answer – Michelle M. Clatterbuck: Kartik. You’re right, we’re actually not in a position to give out any of the profitability information for Credit Karma. However, we do believe they are a platform, and they have been driving some great engagement and scale. And so we think that, that’s a great thing. But yes, we aren’t actually able to share any of that information.

Answer – Operator: And ladies and gentlemen, I’m shown. We reached our time for questions. Would you like to close with any additional remarks?

Answer – Sasan K. Goodarzi: Yes, please. First of all, thank you very much for all the questions and everybody’s time today. I’m truly excited for the progress that we’re making, the acceleration that we have ahead with Credit Karma and I would just like to close by thanking our employees. Last week, we were named #11 in Fortune’s top 100 companies to work for in the U.S., and this is our second highest ranking in the ‘19 years that we’ve been on this list and our employees’ passion and commitment to really deliver for our customers and power their prosperity and to contribute in the communities that we serve really is what fuels our impact. So it’s an absolute honor to work alongside each and every one of our employees.

And again, I want to thank everyone for joining, and we look forward to speaking with you at the next earnings call. Thank you.

Answer – Operator: Ladies and gentlemen, thank you for participating. This concludes today’s conference call.

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Forward-Looking Statements

This communication contains forward-looking statements within the meaning of applicable securities laws. Forward-looking statements and information usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking.

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